

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2013

Via E-mail
John P. Jacunski
Senior Vice President and Chief Financial Officer
P.H. Glatfelter Company
96 South George Street, Suite 520
York, Pennsylvania 17401

Re: P.H. Glatfelter Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 8, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 3, 2013
File No. 1-03560

Dear Mr. Jacunski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Liquidity and Capital Resources, page 22

1.   In Note 7 of the financial statements you disclose that unremitted earnings of foreign subsidiaries deemed permanently reinvested totaled $236.3 million as of year-end. Please tell us and disclose if material the amount of any cash held by these foreign subsidiaries that would not be available for use domestically because the related earnings are deemed permanently reinvested.

2.   We note disclosure under this heading and in Note 15 of the financial statements indicating that (i) your credit facility contains a number of covenants, (ii) your 5.375% Notes contain cross default provisions, and (iii) a breach of the covenants could result in acceleration of amounts owed.   Although we understand that you were in compliance with debt covenants as of December 31, 2012, it is not clear whether it is reasonably possible that you will not meet covenant requirements in the future. For instance, on slide 28 of your November 2013 Investor Meetings presentation on your website, you indicate that your leverage ratio increased from 0.9x to 2.2x during 2013, but do not indicate whether this increase is significant to your compliance. Please disclose information that would give financial statement users insight into, and an understanding of, your compliance with debt covenants. Please refer to Item 303(a) of Regulation S-K, the Instructions to Paragraph 303(a) and FR-72 for guidance. If non-compliance with covenants is reasonably possible, please revise your disclosure consistent with the guidance in FR-72, Section IV (C): Debt Instruments, Guarantees and Related Covenants.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 27

Long-Term Incentives, page 33

3.   You disclose that your long-term incentive program is based on pre-established performance criteria measured by EBITDA and Return on Capital Employed. However, you have not disclosed what your targeted EBITDA and Return on Capital Employed performance levels were for 2012, nor your actual achievement relative to this performance measure. Corporate performance targets should be disclosed. See Item 402(b)(2)(v) of Regulation S-K. We remind you of comment three from our letter dated June 22, 2010 and your response dated July 7, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

John P. Jacunski
P.H. Glatfelter Company
December 31, 2013
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief